Filed by: VMware, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.: 001-09853

On August 7, 2007, the following communication was sent via email to eligible employees of VMware, Inc. (“VMware”) in connection with EMC Corporation’s (“EMC”) and VMware’s offer to exchange certain outstanding options to purchase shares of EMC’s common stock for options to purchase shares of VMware’s Class A common stock and certain outstanding restricted stock of EMC for restricted Class A common stock of VMware.

TO:

The EMC-VMware Exchange Program has been extended and will now expire at 11:00 a.m. Pacific Time on Monday, August 13, 2007, unless the offer is further extended. The Exchange Program had previously been scheduled to expire at 11:00 a.m. Pacific Time on August 9, 2007.

Additionally, we would like to inform you that all employees eligible to participate in the Exchange Program will be subject to a blackout period in order to process elections made in the offer. As a result, immediately after the Exchange Program expires on August 13 (unless the offer is extended), you will be unable to make transactions related to EMC options within your UBS account for the remainder of the trading day. On August 14 (unless the offer is extended), if you have made election(s) to exchange in the offer, EMC options within your UBS account will remain subject to blackout, so your election(s) can be properly processed. We expect the blackout to be lifted entirely on August 15 (unless the offer is extended).

If you are eligible and decide to participate in the Exchange Program, you must make your election(s) before the offer expires. We urge you to allot yourself ample time to familiarize yourself with the site, the offering materials, and the process for making your election(s).

As a reminder from the earlier e-mails that have been sent to you, the online Election Site for the EMC-VMware Exchange Program is available at: https://www.corp-action.net/vmware, and the following personal identification number (PIN) has been assigned to you:

Your PIN is:

Please do not reply to this automated e-mail message. If you have any questions, please call Mellon Investor Services at the numbers listed below.

Mellon Investor Services

Customer Service Representatives are available Monday through Friday

5:00 a.m. to 4:00 p.m. Pacific Time

888-313-1479 from within the U.S.

201-680-6672 from outside the U.S.

Important Information Regarding the Exchange Offer

You are urged to read the Prospectus – Offer to Exchange, and any other relevant documents filed with the SEC before making a decision whether to participate in the exchange offer. None of VMware, EMC or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You are able to obtain a free copy of the Prospectus – Offer to Exchange and other related documents filed with the SEC by VMware and EMC at the SEC’s web site at www.sec.gov. You are also able to obtain a free copy of these documents by calling the information and exchange agent, Mellon Investor Services, at one of the above telephone numbers or sending a request to one of the following addresses:

By Mail:	By Hand:	By Overnight:
Mellon Investor Services Reorganization Department PO Box 3301 South Hackensack, NJ 07606	Mellon Investor Services Reorganization Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	Mellon Investor Services Reorganization Department 480 Washington Blvd. Mail Stop - Reorg Jersey City, NJ 07310

1-888-313-1479 (from within the U.S.)

201-680-6672 (from outside the U.S.)